06004135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Rivkin & Company Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 West Delaware Avenue
(No. and Street)

Pennington (City) New Jersey (State) 08534-3201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Anthony V Bruno, CPA~~ ~~718 273 3362~~ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruno, Cicero & LoVerde CPA's P.C.
(Name – *if individual, state last, first, middle name*)

1336 Forest Avenue (Address) Staten Island, (City) New York (State) 10302 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
203

5/31

OATH OR AFFIRMATION

I, Harold Rivkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Rivkin & Company Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOAN M. CHANDLER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 7/23/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2005

Bruno Cicero & LoVerde, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of directors of
H. Rivkin and Company, Inc.

In planning and performing our audit of the financial statements of H. Rivkin and Company, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by H. Rivkin and company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exceptive provisions of Rule 15C3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has

responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American institution of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a inadequacy for such purposes.

Bases on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives. In addition, our review indicated that H. Rivkin and Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2) (ii) as of December 31, 2005 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report recognizes that it is not practicable in an organization the size of H. Rivkin and company, Inc. to achieve all the division of duties and cross-check generally included in a system of internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Bruno, Cicero + LoVerde

BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 25, 2006

H. RIVKIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
INDEX

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENTS OF FINANCIAL CONDITION DECEMBER 31, 2005 & 2004	2
STATEMENTS OF INCOME AND RETAINED EARNINGS FOR THE YEARS ENDED DECEMBER 31, 2005 & 2004	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 & 2004	4
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005 & 2004	5
NOTES TO FINANCIAL STATEMENTS	6 - 8
SUPPLEMENTARY INFORMATION: COMPUTATION OF NET CAPITALPURSUANT TO UNIFORM NEW CAPITAL RULE 15C3-1	9 - 12

Bruno Cicero & LoVerde, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the accompanying statements of financial condition of H. Rivkin and Company, Inc. as of December 31, 2005 and December 31, 2004 and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above, presents fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 – 12 are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied to our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruno, Cicero + LoVerde

BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 25, 2006

1336 Forest Ave • Staten Island, NY 10302 • Tel: (718) 273-3362 • Fax: (718) 273-7681 • Fax: (718) 273-4262

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2005	December 31, 2004
CURRENT ASSETS		
Cash	$ 5,330	$ 4,972
Brokers receivable	168,937	125,652
Inventory - securities	231,822	151,326
Prepaid expenses	-	10,380
Deferred tax asset	57,188	45,081
Total Current Assets	463,277	337,411
PROPERTY, PLANT AND EQUIPMENT		
Machinery and equipment	28,248	28,248
Furniture and fixtures	18,375	18,375
	46,623	46,623
Less: accumulated depreciation	46,623	46,623
Total Property, Plant and Equipment	-	-
TOTAL ASSETS	**$ 463,277**	**$ 337,411**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Income tax payable	500	-
Payroll taxes payable	8,325	7,288
Accrued expenses	8,100	8,100
Total Current Liabilities	16,925	15,388
STOCKHOLDERS' EQUITY		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,500 shares	25,500	70,000
Additional paid-in capital	194,159	149,659
Retained Earnings	226,693	102,364
Total Stockholders' Equity	446,352	322,023
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**463,277**	**337,411**

The accompanying notes and Independent Auditor's report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2005 & 2004

	2005	2004
REVENUE		
Trading income	$ 962,483	$554,764
OPERATING EXPENSES		
Salaries & wages	667,294	405,885
Advertising & promotion	540	609
Travel & entertainment	33,340	14,860
Telephone	13,811	11,837
Rent	29,062	31,200
Broker commissions	15,000	-
Legal & professional services	15,947	14,076
Licenses & registration	6,020	5,192
Payroll & miscellaneous taxes	41,254	29,828
Dues, publications, & seminars	448	5,398
Office, stationary & printing	21,777	11,897
Postage & delivery	1,142	4,158
Clearing costs	7,458	-
Insurance	34,263	23,589
Auto lease expense	6,725	4,126
Quotes & research	13,045	-
Utilities, repairs & maintenance	2,701	2,691
Bank charges & miscellaneous	970	1,128
Total operating expenses	910,797	566,474
Income (Loss) from operations	51,686	(11,710)
OTHER INCOME (EXPENSE)		
Interest & dividend income	8,109	4,174
Interest expense	-	(265)
Unrealized gain	50,963	31,171
Miscellaneous income	1,964	3,007
Other Income (Expense) - Net	61,036	38,087
Income before income tax	112,722	26,377
Income tax provision	(500)	(500)
Deferred tax benefit (expense)	12,107	(6,331)
NET INCOME	124,329	19,546
Retained earnings - beginning of the year	102,364	82,818
Retained earnings - end of the year	$ 226,693	$ 102,364

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 & 2004

	Total	Common Stock Par Value $1.00	Additional Paid -In Capital	Retained Earnings
Balance at beginning of year - January 1, 2004	$ 302,477	$ 25,500	$ 194,159	$ 82,818
Net Income - December 31,2004	19,546			1,946
Stockholders' equity at December 31, 2004	322,023	25,500	194,159	102,364
Net Income December 31, 2005	124,329			124,329
Stockholders' equity at December 31, 2005	$ 446,352	$ 25,500	$ 194,159	$ 226,693

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 & 2004

	2005	2004
Cash Flows from Operating Activities		
Net income	124,329	19,546
Adjustments to reconcile net income to net cash flows provided by operating activities		
Unrealized/Realized gain	(50,963)	(31,171)
Deferred tax (benefit) expense	(12,107)	6,331
(Increase) in brokers' receivable	(43,285)	(55,000)
(Increase) Decrease in inventory account	(29,533)	59,827
(Increase) Decrease in prepaid expenses & deposits	10,380	(55)
Increase (Decrease) in accrued commissions, payroll taxes & other expenses	1,537	1,375
Net cash provided by operating activities	358	853
NET INCREASE IN CASH	358	853
CASH AT BEGINNING OF YEAR	4,972	4,119
CASH AT END OF YEAR	$ 5,330	$ 4,972

The accompanying notes and Indendent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. is present to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business Activity

The Company is a registered broker dealer with the National Association of Securities Dealers (NASD) and is active in the secondary market for corporate bonds and bank loans.

Method of Accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Property and Equipment

Property and equipment are carried at cost. For property acquired in prior years, the straight-line method is used. Under this method, depreciation is provided by using recovery lives of 5 years for equipment and 7 years for furniture and fixtures.

Statement of Cash Flows

The Company in compliance with Financial Accounting Standard Board (FASB) No. 95, has adopted the cash flow method of presenting it statement of changes in financial position.

Income Taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the company has adopted the financial Accounting Standards Board No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 7).

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Southwest clearing Corporation. At December 31, 2005 & 2004 the account balance of $168,937 and $125,652 represented trading profits settled in 2005 & 2004 respectively that had not been transferred by the clearing house until 2005 & 2004 respectively.

Note 3 – Inventory - Securities

The inventory – securities account balances at December 31, 2005 & 2004 of $231,822 and $151,326 respectively is stated at the quoted market values with the resulting unrealized gain or loss reflected in the statement income.

Note 4 – Prepaid Expenses

Prepaid expenses at December 31, 2005 & 2004 are summarized as follows:

	2005	2004
Prepaid dues & registration fees	$ - -	$ 2,674
Prepaid – other	- -	7,706
	$ -0-	$ 10,380

Note 5 – Commitments

Minimum annual rental lease commitments for the main office and equipment are as follows:

2005 (New Jersey)	$ 31,200

Note 6 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requites that minimum net capital be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005 , the Company had net capital of $354,979 which exceeded its required net capital by $254,979.

Note 7 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, that deferred tax asset has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2005 is as follows:

Financial statement income before taxes	$112,722
Adjustments for:	
Permanent differences	(34,293)
Temporary differences	(32,905)
Federal Taxable income	$ 45,524

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 27,212
State	(15,105)
	$ 12,107

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2005

TOTAL ASSETS	$ 463,277
LESS TOTAL LIABILITIES	16,925
NET WORTH	446,352
ADD SUBORDINATED LOADS	-
ADJUSTED NET WORTH	446,352
LESS NON-ALLOWABLE ASSETS	57,188
CURRENT CAPITAL	389,164
LESS HAIRCUTS	34,185
NET CAPITAL	354,979
REQUIRED NET CAPITAL	100,000
EXCESS NET CAPITAL	$ 254,979
AGGREGATE INDEBTEDNESS	16,925
AGGREGATE INDEBTEDNESS TO NET CAPITAL	6%

H. RIVKIN AND COMPANY INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
DECEMBER 31, 2005

POSITION

SECURITIES SUBJECT TO 40% H.C.

LONG

SHORT

LONG	$	189,047
SHORT		
TNC	$	34,989

HAIRCUTS

1. -40% H.C.

LONG	$	0.00	X	40%	
SHORT	$	0.00	X	40%	

2. -15% H.C. ON THE GREATER OF THE LONG OR

LONG	$189,047	X 15%	$	28,357.05

EXCESS HAIRCUT:

THE LESSER OF LONG OR SHORT
LESS 25% OF THE GREATER OF THE
LONG OR SHORT SHORT POSITION $ 47,261.75 (47,261.75)
EXCESS 15% X

UNDUE CONCENTRATION: (based on 10.00% TNC)

ANY SECURITY > 500 SHARES & > $35,709

STOCK VAL.	$0.00	100% H.C.	UNDUE CONC.		
$50323	$	15%	$2192.12	$	2,192.12
$	$	%	$		
$	$	%	$		

TOTAL OF UNDUE CONCENTRATION

OTHER HAIRCUT:

TYPE	BALANCE	HAIRCUT	SUBTOTAL	
MBNA CAPITAL	$21025	8.50%	1,787	
RAPID AMERICAN	$21750	8.50%	1,849	
TOTAL OF OTHER HAIRCUT				$3,636
TOTAL HAIRCUT				$34,185

H.RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
DECEMBER 31, 2005

ACCOUNT NAME	AMOUNT
DEFERRED TAX ASSET	$ 57,188
TOTAL NON-ALLOWABLE ASSETS	$ 57,188

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2005

ACCOUNT NAME	AMOUNT
INCOME TAX PAYABLE	$ 500
PAYROLL TAXES PAYABLE	8,325
ACCRUED EXPENSES	8,100
TOTAL AGGREGATE INDEBTEDNESS	$ 16,925